UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

01 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 01 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/04/2026	678,725	35.6150	34.3250	34.8049	LSE	GBP
01/04/2026	332,070	35.6150	34.3400	34.8383	Chi-X (CXE)	GBP
01/04/2026	147,735	35.6150	34.3450	34.7649	BATS (BXE)	GBP
01/04/2026	654,415	40.8600	39.3850	39.9977	XAMS	EUR
01/04/2026	471,369	40.8700	39.3450	39.9639	CBOE DXE	EUR
01/04/2026	94,856	40.8600	39.4000	39.9305	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-01 (https://ml-eu.globenewswire.com/Resource/Download/a595de69-0af1-440c-8ff3-c6a16962157b)

Transaction in Own Shares

02 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 02 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/04/2026	240,241	35.8400	35.0850	35.4495	LSE	GBP
02/04/2026	121,875	35.8350	35.0900	35.4705	Chi-X (CXE)	GBP
02/04/2026	42,948	35.8350	35.0950	35.4714	BATS (BXE)	GBP
02/04/2026	271,491	41.0750	40.2250	40.6460	XAMS	EUR
02/04/2026	138,990	41.0750	40.2650	40.6236	CBOE DXE	EUR
02/04/2026	43,204	41.0350	40.2200	40.6193	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-02 (https://ml-eu.globenewswire.com/Resource/Download/8748027a-3f5b-421c-9d9d-98511eb8dbf3)

Transaction in Own Shares

07 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 07 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/04/2026	394,936	35.8850	35.4300	35.6347	LSE	GBP
07/04/2026	174,793	35.8600	35.4400	35.6364	Chi-X (CXE)	GBP
07/04/2026	60,877	35.8400	35.4300	35.6157	BATS (BXE)	GBP
07/04/2026	365,225	41.1350	40.6050	40.8309	XAMS	EUR
07/04/2026	228,027	41.1250	40.6650	40.8326	CBOE DXE	EUR
07/04/2026	55,889	41.1000	40.6650	40.8517	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-07 (https://ml-eu.globenewswire.com/Resource/Download/33721682-ef40-43e5-8ddb-77bc02f795c8)

Transaction in Own Shares

08 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 08 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/04/2026	1,504,732	33.9800	32.5650	33.6212	LSE	GBP
08/04/2026	534,310	33.9700	32.5650	33.5726	Chi-X (CXE)	GBP
08/04/2026	230,161	33.9700	32.9900	33.6037	BATS (BXE)	GBP
08/04/2026	1,331,842	39.0800	37.4500	38.6168	XAMS	EUR
08/04/2026	731,957	39.0800	37.3450	38.6173	CBOE DXE	EUR
08/04/2026	117,452	39.0000	37.9250	38.4804	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-08 (https://ml-eu.globenewswire.com/Resource/Download/5d19cea2-fcce-4931-9fc7-a0ab9c4b5685)

Transaction in Own Shares

09 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 09 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/04/2026	66,802	34.6550	34.1750	34.3607	LSE	GBP
09/04/2026	25,982	34.6750	34.1800	34.3827	Chi-X (CXE)	GBP
09/04/2026	6,514	34.6500	34.1900	34.4165	BATS (BXE)	GBP
09/04/2026	88,369	39.8100	39.2350	39.4521	XAMS	EUR
09/04/2026	52,921	39.8050	39.2300	39.4703	CBOE DXE	EUR
09/04/2026	8,903	39.6300	39.2300	39.4169	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-09 (https://ml-eu.globenewswire.com/Resource/Download/13d25e4c-36e8-4196-af49-d16198f1359c)

Transaction in Own Shares

10 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 10 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/04/2026	588,726	34.4650	33.8650	34.1529	LSE	GBP
10/04/2026	222,636	34.4650	33.8650	34.1587	Chi-X (CXE)	GBP
10/04/2026	101,234	34.4650	33.8650	34.1638	BATS (BXE)	GBP
10/04/2026	497,212	39.6000	38.8900	39.2260	XAMS	EUR
10/04/2026	337,374	39.6000	38.8900	39.2106	CBOE DXE	EUR
10/04/2026	91,259	39.5800	38.8900	39.1975	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-10 (https://ml-eu.globenewswire.com/Resource/Download/e75e0b8b-916f-4df6-b383-d07a19f0ad26)

Transaction in Own Shares

13 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 13 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/04/2026	257,578	34.8850	34.5100	34.6799	LSE	GBP
13/04/2026	81,861	34.8850	34.5100	34.6930	Chi-X (CXE)	GBP
13/04/2026	37,762	34.8850	34.4950	34.6946	BATS (BXE)	GBP
13/04/2026	195,567	40.0850	39.6450	39.8636	XAMS	EUR
13/04/2026	146,725	40.0750	39.6350	39.8464	CBOE DXE	EUR
13/04/2026	27,631	40.0650	39.6750	39.8314	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-13 (https://ml-eu.globenewswire.com/Resource/Download/fdb92325-86ed-4799-9b49-c650d45869fc)

Transaction in Own Shares

14 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 14 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/04/2026	673,325	34.6700	33.4950	33.9919	LSE	GBP
14/04/2026	299,261	34.6700	33.4950	33.9995	Chi-X (CXE)	GBP
14/04/2026	120,080	34.6750	33.4950	34.0211	BATS (BXE)	GBP
14/04/2026	604,061	39.8350	38.5550	39.1232	XAMS	EUR
14/04/2026	398,730	39.8300	38.5550	39.1415	CBOE DXE	EUR
14/04/2026	98,127	39.8300	38.5550	39.1396	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-14 (https://ml-eu.globenewswire.com/Resource/Download/a27b4cab-03ce-4ead-94ef-39f014bf807b)

Transaction in Own Shares

15 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 15 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/04/2026	609,540	33.8900	33.4950	33.6872	LSE	GBP
15/04/2026	227,606	33.8900	33.4950	33.6874	Chi-X (CXE)	GBP
15/04/2026	100,017	33.8700	33.4950	33.6916	BATS (BXE)	GBP
15/04/2026	519,423	38.9850	38.5250	38.7571	XAMS	EUR
15/04/2026	336,550	38.9850	38.5300	38.7550	CBOE DXE	EUR
15/04/2026	74,193	38.9850	38.5350	38.7530	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-15 (https://ml-eu.globenewswire.com/Resource/Download/5fe2d93e-7a1b-4848-ad0d-79d2ca1b3767)

Transaction in Own Shares

16 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 16 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/04/2026	507,746	33.8950	33.1800	33.5202	LSE	GBP
16/04/2026	208,986	33.8950	33.2300	33.4941	Chi-X (CXE)	GBP
16/04/2026	68,509	33.8950	33.1900	33.5244	BATS (BXE)	GBP
16/04/2026	496,537	38.9400	38.2200	38.5354	XAMS	EUR
16/04/2026	280,750	38.9400	38.2350	38.5324	CBOE DXE	EUR
16/04/2026	58,403	38.9400	38.2350	38.4743	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-16 (https://ml-eu.globenewswire.com/Resource/Download/ce8c6037-57e6-4fea-9065-97c85ebfca62)

Transaction in Own Shares

17 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 17 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/04/2026	856,258	33.8750	31.7150	32.4764	LSE	GBP
17/04/2026	391,925	33.8400	31.7150	32.4208	Chi-X (CXE)	GBP
17/04/2026	135,443	33.8200	31.7150	32.4271	BATS (BXE)	GBP
17/04/2026	775,387	38.9000	36.4200	37.2276	XAMS	EUR
17/04/2026	485,722	38.8950	36.4200	37.2797	CBOE DXE	EUR
17/04/2026	96,430	38.8400	36.4600	37.2652	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-17 (https://ml-eu.globenewswire.com/Resource/Download/58384c85-ad69-41ba-92fa-75cc9fc33d8f)

Transaction in Own Shares

20 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 20 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/04/2026	401,469	32.9300	32.4550	32.6944	LSE	GBP
20/04/2026	142,783	32.9150	32.4550	32.7031	Chi-X (CXE)	GBP
20/04/2026	51,787	32.9150	32.4550	32.7063	BATS (BXE)	GBP
20/04/2026	337,498	37.8100	37.2850	37.5689	XAMS	EUR
20/04/2026	199,649	37.8050	37.2850	37.5668	CBOE DXE	EUR
20/04/2026	32,700	37.8050	37.3950	37.5694	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-20 (https://ml-eu.globenewswire.com/Resource/Download/6f6ca757-8827-478f-b0cb-80fa324616e7)

Transaction in Own Shares

21 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 21 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/04/2026	407,093	32.8750	32.6450	32.7684	LSE	GBP
21/04/2026	177,328	32.8750	32.6500	32.7671	Chi-X (CXE)	GBP
21/04/2026	66,453	32.8750	32.6500	32.7702	BATS (BXE)	GBP
21/04/2026	387,517	37.7700	37.5350	37.6660	XAMS	EUR
21/04/2026	221,057	37.7700	37.5350	37.6644	CBOE DXE	EUR
21/04/2026	49,772	37.7700	37.5350	37.6650	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-21 (https://ml-eu.globenewswire.com/Resource/Download/b561f020-7506-4fe9-ac49-1fa5675a95b9)

Transaction in Own Shares

22 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 22 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/04/2026	398,496	33.1600	32.7050	32.9666	LSE	GBP
22/04/2026	170,959	33.1550	32.7350	32.9666	Chi-X (CXE)	GBP
22/04/2026	53,655	33.1550	32.6800	32.9631	BATS (BXE)	GBP
22/04/2026	357,552	38.1800	37.6650	37.9746	XAMS	EUR
22/04/2026	210,698	38.1800	37.6400	37.9707	CBOE DXE	EUR
22/04/2026	56,400	38.1800	37.6950	37.9906	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-22 (https://ml-eu.globenewswire.com/Resource/Download/1ede089f-3275-48d5-8f91-0a3f2b2db5fa)

Transaction in Own Shares

23 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 23 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/04/2026	421,916	33.3250	32.9900	33.1161	LSE	GBP
23/04/2026	175,330	33.3250	32.9950	33.1113	Chi-X (CXE)	GBP
23/04/2026	60,271	33.2900	32.9950	33.1118	BATS (BXE)	GBP
23/04/2026	384,570	38.4600	38.0550	38.2323	XAMS	EUR
23/04/2026	234,311	38.4650	38.0550	38.2315	CBOE DXE	EUR
23/04/2026	39,907	38.4350	38.0550	38.2238	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-23 (https://ml-eu.globenewswire.com/Resource/Download/f0b42a03-3589-48c3-8870-36ab83eb2f42)

Transaction in Own Shares

24 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 24 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/04/2026	487,205	33.4500	32.9700	33.1745	LSE	GBP
24/04/2026	163,679	33.4550	32.9700	33.1967	Chi-X (CXE)	GBP
24/04/2026	60,170	33.4250	32.9850	33.1888	BATS (BXE)	GBP
24/04/2026	438,733	38.6000	37.9800	38.2714	XAMS	EUR
24/04/2026	259,219	38.6000	38.0350	38.2773	CBOE DXE	EUR
24/04/2026	40,242	38.5150	38.1000	38.2931	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-24 (https://ml-eu.globenewswire.com/Resource/Download/c305226e-0648-4ad5-a87d-f5877962276e)

Transaction in Own Shares

27 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 27 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/04/2026	480,578	33.3800	32.3400	32.8421	LSE	GBP
27/04/2026	218,667	33.3800	32.3350	32.8327	Chi-X (CXE)	GBP
27/04/2026	93,469	33.3800	32.3350	32.8536	BATS (BXE)	GBP
27/04/2026	467,333	38.5200	37.3350	37.9387	XAMS	EUR
27/04/2026	272,522	38.5200	37.3400	37.9568	CBOE DXE	EUR
27/04/2026	50,557	38.5050	37.3750	38.0063	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-27 (https://ml-eu.globenewswire.com/Resource/Download/0c2e4797-a9b7-449f-9e54-4b8f76d5293c)

Transaction in Own Shares

28 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 28 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/04/2026	421,980	33.4250	32.5100	32.9244	LSE	GBP
28/04/2026	178,975	33.4100	32.5600	32.9193	Chi-X (CXE)	GBP
28/04/2026	93,685	33.4100	32.5700	32.9016	BATS (BXE)	GBP
28/04/2026	410,003	38.5300	37.5700	38.0214	XAMS	EUR
28/04/2026	236,686	38.5150	37.4950	37.9925	CBOE DXE	EUR
28/04/2026	40,992	38.5000	37.6000	38.0378	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-28 (https://ml-eu.globenewswire.com/Resource/Download/0f1f2bac-219e-4796-a633-f647b2a13c2e)

Transaction in Own Shares

29 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 29 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/04/2026	422,341	33.0750	32.6850	32.8830	LSE	GBP
29/04/2026	185,577	33.0750	32.6850	32.8833	Chi-X (CXE)	GBP
29/04/2026	79,383	33.0750	32.6850	32.8791	BATS (BXE)	GBP
29/04/2026	364,963	38.1850	37.7250	37.9777	XAMS	EUR
29/04/2026	306,995	38.1850	37.7150	37.9502	CBOE DXE	EUR
29/04/2026	44,760	38.1750	37.7150	37.9714	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-29 (https://ml-eu.globenewswire.com/Resource/Download/080bf8f8-c770-4368-9caa-9c032bed28af)

Transaction in Own Shares

30 April 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 30 April 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
30/04/2026	458,061	33.3100	32.8250	33.0752	LSE	GBP
30/04/2026	157,952	33.3000	32.8250	33.0579	Chi-X (CXE)	GBP
30/04/2026	75,750	33.2550	32.8250	33.0638	BATS (BXE)	GBP
30/04/2026	381,742	38.4450	37.8900	38.1870	XAMS	EUR
30/04/2026	277,655	38.4400	37.9150	38.1939	CBOE DXE	EUR
30/04/2026	57,099	38.4250	37.9150	38.1860	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-04-30 (https://ml-eu.globenewswire.com/Resource/Download/0d8239d0-ef96-4e45-b09a-5b95875d6932)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 1, 2026	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary